BIOELECTRONICS CORPORATION
401 Rosemont Avenue, 3rd Floor
Rosenstock Hall
Frederick, Maryland 21701

VIA EDGAR
March 16, 2007
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D. C. 20549

Attention: Perry Hindin, Special Counsel

Re:  BioElectronics Corporation Registration Statement on Form SB-2,
        File No. 333-136602.

Dear Mr. Hindin:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), BioElectronics Corporation, a Maryland corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form SB-2 (File No. 333-136602) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 14, 2006. The withdrawal is necessitated by undertakings the Company entered into with the Securities Division of the Office of the Maryland Attorney General (the "Maryland Division") to cease the offer and sale of the Registrant’s securities and cease any form of general solicitation regarding the Registrant’s securities.

No securities of the Registrant were sold in connection with the offering. Furthermore, the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

We may refile a registration statement with the Commission upon resolution of any and all outstanding issues with the Maryland Division. Such registration statement will address the comments we received from the Commission in a letter dated February 23, 2007.

Accordingly, we request that the Commission, pursuant to Rule 477 of the Securities Act, grant the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact the undersigned with any questions you may have at (301) 644-3906.

Very truly yours,

/s/ Andy Whelan
Andy Whelan
President
cc: Robert S. Matlin, Esq.
Uche D. Ndumele, Esq.